

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 24, 2016

Ken Ryan
Chief Executive Officer
Silver Run Acquisition Corporation II
1000 Louisiana Street, Suite 1450
Houston, TX 77002

>   **Re: Silver Run Acquisition Corporation II**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 10, 2017**
>   **CIK No. 0001690769**

Dear Mr. Ryan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to our prior comments are to comments in our letter of December 20, 2016.

General

1.   Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

Risk Factors, page 32

The grant of registration rights to our initial stockholders…, page 45

2.   Please quantify the number of shares that are subject to the demand registration rights, including those issuable pursuant to the forward purchase agreement.

Proposed Business, page 81

Limited Ability to Evaluate the Target's Management Team, page 90

3.   We note your disclosure that the future role of members of your management team, if any, in the target business cannot presently be stated with any certainty. However, we note that the chief executive officer of Silver Run Acquisition Corporation I, Mark Papa, has continued in that role after the initial business combination with its target. Accordingly, please disclose if you expect, or have any intention, that any of your management team, such as your chief executive officer James Hackett, will continue in such roles after you complete any initial business combination.

Management, page 108

4.   Please disclose any other directorships held by any of your officers and/or directors or director nominees in another public company. In this regard, for example, we note that Jeffrey H. Tepper is a director of Centennial Resource Development Inc. See Item 401(e)(2) of Regulation S-K.

Principal Stockholders, page 117

5.   Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify all persons (both natural persons and entities) who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by Fund VI. In this regard, we note the Form D/A last filed by Riverstone Global Energy and Power Fund VI, L.P. on September 10, 2015, as available on sec.gov, in which certain general partners and senior managing directors are identified as related persons.

Index to Financial Statements, page F-1

General

6.   Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

You may contact Mark Wojciechowski at (202) 551-3759 or Jennifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jennifer Bensch, Esq.
       Weil Gotshall & Manges LLP